Exhibit 4.10
MediWound Ltd.

First Amendment
 to the 2014 Equity Incentive Plan

Effective as of December 18, 2018

1.
Capitalized terms not defined herein shall have the meaning ascribed to them in the 2014 Equity Incentive Plan of MediWound Ltd. (the “Company”), which were adopted by the Company effective as of March 9, 2014 (the “Plan”).

2.	Article 5 of the Plan is hereby amended in its entirely to read as follows:

“5. The initial number of Shares reserved for the grant of Awards under the Plan, together with the number of Shares reserved for issuance under any share incentive plans previously adopted by the Company (“Prior Plans”), shall be 3,032,742 Shares, subject to adjustment due to certain changes as provided under the Plan. Subject to the provision at the end of this paragraph, The 'pool' of Shares reserved  under the Plan will be automatically increased annually on each January 1 subsequent to the date of the adoption of the Plan, by a number of Shares equal to the lower of (i) 2% of the total number of outstanding shares of the Company as of immediately prior to such increase, (ii) 600,000 Shares, subject to adjustment due to certain changes as provided under the Plan, or (iii) a number of Shares determined by the Board to become reserved as of (or in lieu of) an upcoming January 1, if so determined prior to the January 1 on which the increase will occur; provided that the ‘pool’ of shares reserved under the Plan shall not exceed 15% (fifteen percent) of the then outstanding shares. All of the Shares reserved for issuance under the Plan may be issued pursuant to the exercise of Incentive Stock Options.  The class of Shares shall be designated by the Board with respect to each Award and the notice of grant shall reflect such designation. Any Share underlying an Award granted hereunder or under a Prior Plan that has expired or was cancelled or terminated or forfeited for any reason without having been exercised shall be automatically, and without any further action on the part of the Company or any Grantee, returned to the “pool” of reserved Shares hereunder and shall again be available for grant for the purposes of the Plan (unless the Plan shall have been terminated) or unless the Board determines otherwise. Notwithstanding the other provisions of this Section 5, the Board may, subject to any other approvals required under any Applicable Law, increase or decrease the number of Shares to be reserved under the Plan. Such Shares may, in whole or in part, be authorized but unissued Shares, or Shares that shall have been or may be reacquired by the Company (to the extent permitted pursuant to the Companies Law) or by a trustee appointed by the Board under the relevant provisions of the Ordinance, the Companies Law or any equivalent provision of any other Applicable Law. Any Shares that are not subject to outstanding Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.”